

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Michael Crawford
Chief Executive Officer
Hall of Fame Resort & Entertainment Co.
2626 Fulton Drive NW
Canton, OH 44718

  Re: Hall of Fame Resort & Entertainment Co.
    Registration Statement on Form S-3
    Filed September 1, 2021
    File No. 333-259242

Dear Mr. Crawford:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jennifer López at 202-551-3792 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services